Filed pursuant to Rule 424(b)(3)

File No. 333-187515

UNITED STATES COMMODITY INDEX FUND

Supplement dated May 15, 2015

to

Prospectus dated May 1, 2015

This supplement contains information which amends, supplements or modifies certain information contained in the Prospectus of United States Commodity Index Fund (“USCI”) dated May 1, 2015. Please read it and keep it with your Prospectus for future reference.

The section entitled “USCF and its Management and Traders” is amended by replacing the sixth paragraph with the following:

The following are individual Principals, as that term is defined in CFTC Rule 3.1, for USCF: Nicholas Gerber, Melinda Gerber, the Nicholas and Melinda Gerber Living Trust, Stuart Crumbaugh (pending), Andrew Ngim, Robert Nguyen (pending), Peter Robinson, Gordon Ellis, Malcolm Fobes, John Love, Ray Allen, Carolyn Yu, Wainwright Holdings Inc. and Margaret Johnson. These individuals are Principals due to their positions, however, Nicholas Gerber, Melinda Gerber and Robert Nguyen are also Principals due to their controlling stake in Wainwright. Andrew Ngim makes trading and investment decisions for USCI. Andrew Ngim and John Love execute trades on behalf of USCI. In addition, Nicholas Gerber and John P. Love are registered with the CFTC as Associated Persons of USCF and are NFA Associate Members. John P. Love is also registered with the CFTC as a Swaps Associated Person.

In addition, the eighth paragraph is removed and replaced with the following:

Stuart P. Crumbaugh, 51, Secretary, Chief Financial Officer and Treasurer of USCF since May 15, 2015. Mr. Crumbaugh has been a principal (pending) of USCF listed with the CFTC and NFA since April 30, 2015. Mr. Crumbaugh joined USCF as the Assistant Chief Financial Officer on April 6, 2015. Prior to joining USCF, Mr. Crumbaugh was the Vice President Finance and Chief Financial Officer of Sikka Software Corporation, a software as a service (“SaaS”) healthcare company providing optimization software and data solutions from April 2014 to April 6, 2015. Mr. Crumbaugh was Vice President, Corporate Controller and Treasurer of Auction.com, LLC, a residential and commercial real estate online auction company from December 2012 through December 2013. From March 2011 through September 2012, Mr. Crumbaugh was Chief Financial Officer of IP Infusion Inc., a technology company providing network routing and switching software enabling software-defined networking solutions for major mobile carriers and network infrastructure providers. Mr. Crumbaugh was the Global Vice President of Finance at Virage Logic Corporation (acquired by Synopsys, Inc.) from January 2010 through December 2010. Mr. Crumbaugh served as a consultant with the Connor Group for the periods of January and February 2011, October and November 2012 and January through March 2014, providing technical accounting, IPO readiness and M&A consulting services to various early stage companies. Mr. Crumbaugh earned a B.A. in Accounting and Business Administration from Michigan State University in 1987 and is a Certified Public Accountant – Michigan (inactive).